July 26, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs
                                                                                                Ivan Griswold
                                                                                                Maryse Mills-Apenteng
                                                                                                Frank Knapp

Craig Wilson

Re:                             Talend S.A.

Registration Statement on Form F-1 (File No. 333-212279)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 11, 2016 and the date hereof, approximately 4,558 copies of the Preliminary Prospectus dated July 11, 2016, as amended on July 19, 2016, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 28, 2016 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

As representatives of the Underwriters

Goldman, Sachs & Co.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ G.L. Chamberlain
Name:	G.L. Chamberlain
Title:	M.D., Head of TMT ECM

Barclays Capital Inc.

By:	/s/ Carl Chiou
Name:	Carl Chiou
Title:	Managing Director

SIGNATURE PAGE TO UWS ACCELERATION REQUEST